SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 1-14537

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☒ Form 10-Q   ☐ Form N-SAR

For Period Ending:September 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 11-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-K

For the Transition Period Ended: N/A

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Lodgian, Inc.

Former name if applicable:N/A

Address of principal executive office (Street and Number):	3445 Peachtree Road, N.E. Suite 700 Atlanta, Georgia 30326

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)  ☒

(a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for of the quarter ended September 30, 2004 on a timely basis because it is reviewing the proper accounting for one of its contracts. The Company anticipates filing the Form 10-Q no later than the expiration of the five day extension period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel E. Ellis, Senior Vice President and General Counsel	(404)	364-9000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Lodgian, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ Daniel E. Ellis

Daniel E. Ellis Senior Vice President and General Counsel